COMMENTS RECEIVED ON 11/16/2022

FROM CHRIS BELLACICCO

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Simplicity RMD 2030 Fund

Fidelity Managed Retirement 2035 Fund

POST-EFFECTIVE AMENDMENT NO. 166

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm that acquired fund fees and expenses are not expected to exceed 1 basis point or, if applicable, add a line item for acquired fund fees and expenses.

R:

Acquired fund fees and expenses are not estimated to exceed one basis point of each fund’s average net assets.

2.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from Fidelity Simplicity RMD 2030 Fund:

“Prepayment. The ability of an issuer of a debt security to repay principal prior to a security's maturity can cause greater price volatility if interest rates change.”

C:

The Staff requests we consider adding disclosure discussing the risks of extension.

R:

The following disclosure is included in the prospectus and the Statement of Additional Information (emphasis added). We believe this disclosure is appropriate.

Prospectus - Fund Basics - Investment Details - Principal Investment Risks

Prepayment. Many types of debt securities, including mortgage securities, are subject to prepayment risk. Prepayment risk occurs when the issuer of a security can repay principal prior to the security's maturity. Securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. In addition, the potential impact of prepayment features on the price of a debt security can be difficult to predict and result in greater volatility.

Statement of Additional Information - Investment Policies and Limitations

The value of mortgage securities may change due to shifts in the market's perception of issuers and changes in interest rates. In addition, regulatory or tax changes may adversely affect the mortgage securities market as a whole. Non-government mortgage securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than government issues. Mortgage securities are subject to prepayment risk, which is the risk that early principal payments made on the underlying mortgages, usually in response to a reduction in interest rates, will result in the return of principal to the investor, causing it to be invested subsequently at a lower current interest rate. Alternatively, in a rising interest rate environment, mortgage security values may be adversely affected when prepayments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The prices of stripped mortgage securities tend to be more volatile in response to changes in interest rates than those of non-stripped mortgage securities.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from Fidelity Simplicity RMD 2030 Fund:

“Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.”

C:

The Staff requests we disclose the rating the fund considers to be below investment grade.

R:

Per previous Staff comments we have revised disclosure for “lower-quality debt securities” to include a reference to “high yield debt” and “junk bonds”. We believe that the reference to “lower-quality debt securities” and the terms used in the parenthetical are standard in the industry and more meaningful to shareholders than providing specific ratings by the various credit rating agencies. Accordingly, we have not modified the disclosure.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that if the fund will take on leverage or engage in borrowing, as part of its principal investment strategy, to please disclose.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds. Because the funds do not have a principal investment strategy to engage in leveraging transactions, but rather invest in underlying funds that may have exposure to such transactions, securities or instruments, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such investments through underlying funds.

5.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Simplicity RMD 2030 Fund:

“When the neutral asset allocation of a fund matches Fidelity® Simplicity RMD Income Fund's neutral asset allocation (approximately 10 to 20 years after the year indicated in the fund's name), the Board of Trustees may combine the fund with Fidelity Simplicity RMD Income Fund℠, without shareholder approval, and the fund's shareholders will become shareholders of Fidelity Simplicity RMD Income Fund℠.”

C:

The Staff would like us to explain the basis for making this change without shareholder approval.

R:

When the neutral asset allocation of a dated fund matches the corresponding income fund’s neutral asset allocation (approximately 10 to 20 years after the year indicated in the dated fund’s name), the Board of Trustees may combine the dated fund with the corresponding income fund, without shareholder approval, and the dated fund’s shareholders will become shareholders of the corresponding income fund. At that time, the investment objectives of each fund and the corresponding income fund will not be materially different and the Trust’s governing documents and current regulations under the Federal Securities Laws permit the board of trustees of the funds to authorize a fund’s merger without a shareholder vote under such circumstances.

6.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff notes there is a small cap investing risk for Fidelity Simplicity RMD 2030 Fund and small and mid-cap risks for Fidelity Managed Retirement 2035 Fund and asks that we consider including mid- and large cap investing risks, as applicable.

R.

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range, we respectfully decline to include this disclosure in the Principal Investment Risks section. Note, however, that large cap stocks are referenced in the “Stock Market Volatility” risk disclosure in the “Investment Details” section of the prospectus (emphasis added):

“Stock Market Volatility. The Adviser will continue to invest each fund’s assets in equity funds in the years following the fund’s target retirement date in an effort to achieve the fund’s overall investment objective. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. Fluctuations, especially in foreign markets, can be dramatic over the short as well as long term, and different parts of the market, including different market sectors, and different types of equity securities can react differently to these developments. For example, stocks of companies in one sector can react differently from those in another, large cap stocks can react differently from small cap stocks, "growth" stocks can react differently from "value" stocks, and stocks selected using quantitative or technical analysis can react differently than stocks selected using fundamental analysis. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Changes in the financial condition of a single issuer can impact the market as a whole. Terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.”

7.

Fidelity Managed Retirement 2035 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Changes in the financial condition of an issuer or counterparty (e.g., broker-dealer or other borrower in a securities lending transaction) can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's value or result in delays in recovering securities and/or capital from a counterparty. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.”

C:

The Staff would like us to explain why the underlined sentence in the “Issuer-Specific Changes” principal investment risk for Fidelity Managed Retirement 2035 Fund is not included in the same risk for Fidelity Simplicity RMD 2030 Fund.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds. Fidelity Managed Retirement 2035 Fund is expected to have a greater allocation to underlying funds that engage in securities lending as part of their principal investment strategy than Fidelity Simplicity RMD 2030 Fund. As such, additional disclosure regarding potential counterparty risk was included in the Fund Summary section for this fund. We note, however, that Fidelity Simplicity RMD 2030 Fund has counterparty risk disclosure included under “Issuer-Specific Changes” in the Investment Details section of the prospectus.

8.

Fidelity Simplicity RMD 2030 Fund

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff would like us to consider adding the following principal investment risks that are included in Fidelity Managed Retirement 2035 Fund to the Fidelity Simplicity RMD 2030 Fund or explain why they are not included: Inflation-Protected Debt Exposure and Securities Lending Risk (“Fund Summary”) and Securitized Debt Securities Exposure (“Investment Details”).

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure will correspond to each fund’s exposure to specific underlying funds as of a certain date.

9.

Fidelity Managed Retirement 2035 Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“Subsidiary Risk. An underlying fund may invest a portion of its assets in a wholly-owned subsidiary (the Subsidiary). The investments held by the Subsidiary are generally similar to those that are permitted to be held by the underlying fund that invests in it and, therefore, the Subsidiary is subject to risks similar to those of such fund, including the risks associated with investing in derivatives and commodity-linked investing in general. Because the Subsidiary is organized under Cayman Islands law and is not registered under the Investment Company Act of 1940 (1940 Act), the Subsidiary is not subject to the investor protections of the 1940 Act. Changes in U.S. or Cayman Islands laws could result in the inability of such fund and/or the Subsidiary to operate as described in this prospectus.”

C:

The Staff requests that since there is a “Subsidiary Risk,” we consider disclosing in the “Principal Investment Strategies” section that an underlying fund may invest in a subsidiary.

R:

The fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. The fund’s principal investment risks disclosure corresponds to the fund’s exposure to specific underlying funds as of a certain date. Because the fund does not have a principal investment strategy to invest directly in investments that expose the fund to the above mentioned risk, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to the fund’s exposure to such instruments through underlying funds.